Exhibit 99.58

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

First Phosphate Corp. (the “Company”)

1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia V6E 4N7

ITEM 2.	DATE OF MATERIAL CHANGE

December 19, 2025

ITEM 3.	NEWS RELEASE

Issued on November 7, November 17, November 24, December 15 and December 22, 2025 through the facilities of Newsfile Corp. and filed on System for Electronic Document Analysis and Retrieval (SEDAR+).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

First Phosphate closes a non-brokered financing in four tranches for gross proceeds of $9,615,477.60.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Please see details in attached Schedule “A”.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Bennett Kurtz, CFO
bennett@firstphosphate.com
Tel: +1 (416) 200-0657

ITEM 9.	DATE OF REPORT

December 22, 2025

SCHEDULE “A”

Non-Brokered Financing

First Phosphate Corp. (“First Phosphate” or the “Company”) closed a non-brokered private placement financing (the “Offering”), in four tranches on November 14, November 21, December 12 and December 19, 2025.

In the first tranche, the Company raised $2,180,149.20 through the issuance of 2,244,722 flow-through shares at a price of $0.90 per flow-through share (each a “Flow-Through Share”) for gross proceeds of $2,020,249.80, and 177,666 hard dollar units at a price of $0.90 per hard-dollar unit (each a “Hard Dollar Unit”), for gross proceeds of $159,899.40. Each Hard Dollar Unit is comprised of: (i) one common share in the capital of the Company (“Common Share”), and (ii) one Common Share purchase warrant (“Warrant”).

In the second tranche, the Company raised $1,390,698.90 through the issuance of 1,111,110 Flow-Through Shares for gross proceeds of $999,999, and 434,111 Hard Dollar Units for gross proceeds of $390,699.90. In the third tranche, the Company raised $3,066,725.70 through the issuance of 2,599,612 Flow-Through Shares for gross proceeds of $2,339,650.80, and 807,861 Hard Dollar Units for gross proceeds of $727,074.90. In the fourth tranche, the Company raised $2,977,903.80 through the issuance of 2,053,889 Flow-Through Shares for gross proceeds of $1,848,500.10, and 1,254,893 Hard Dollar Units for gross proceeds of $1,129,403.70. In total, the Company raised $9,615,477.60 through the issuance of 8,009,333 Flow-Through Shares for gross proceeds of $7,208,399.70, and 2,674,531 Hard Dollar Units for gross proceeds of $2,407,077.90.

In connection with the Offering, eligible finders were paid a fee consisting of up to 8%, in cash, of the gross proceeds raised from subscribers introduced by them (“Cash Consideration”), and such number of compensation warrants (“Compensation Warrants”) as is equivalent to up to 8% of the number of Hard Dollar Units or Flow-Through Shares issued to subscribers introduced by them. The Company paid the cash finders’ fees on the Flow-Through portion of the Offering in Common Shares instead of cash at $0.90 per Common Share (each a “Compensation Shares”).

Each Warrant and Compensation Warrant entitles the holder thereof to acquire one Common Share at a price of $1.25 per Common Share until April 30, 2026, provided that if the volume weighted average trading price of the Common Shares on the CSE for any 5 consecutive trading days equals or exceeds $2.00, the Company may, upon issuing a press release, accelerate the expiry date of the Warrants and Compensation Warrants to the date that is 30 days following the date of such press release. The Company issued eligible finders a total of 344,030 Compensation Shares and 344,030 Compensation Warrants, and paid a corporate finance fee of $12,500.

The gross proceeds from the sale of Flow-Through Shares will be used to incur “Canadian exploration expenses” that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) related to the Company’s projects in Québec. The net proceeds received from the sale of Hard Dollar Units will be used for exploration and development activities, working capital, and for general corporate purposes. All securities issued under the Offering were subject to a four-month and one day statutory hold period in accordance with applicable securities laws.

In connection with the closing of the Offering, Peter Nicholson, a director of the Company, indirectly purchased 443,260 Flow-Through Shares.

As a related party of the Company received Flow-Through Shares in connection with the Offering, the transaction is considered a related party transaction for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The participation of the related party of the Company is exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because the fair market value of the Flow-Through Shares purchased by and issued to the related party does not exceed 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to the transactions more than 21 days before the expected closing of the transactions as required by MI 61-101 but believes that this shorter period is reasonable and necessary in the circumstances as the Company wishes to improve its financial position and to close the Offering in short order for sound business reasons.